1040 Spring Street Silver Spring, MD 20910 tel 301.608.9292 fax 301.608.9291

May 16, 2013

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             United Therapeutics Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 26, 2013

File Number:  000-26301

Dear Mr. Rosenberg:

This letter provides the responses of United Therapeutics Corporation (the “Company”) to the comments contained in the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated May 8, 2013, in connection with the Company’s Annual Report on Form 10-K (the “10-K”) filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2013.  The Company has set forth below the Staff’s comments in bold, followed by the Company’s responses.

General

1.              We note that in Part III you incorporate by reference certain information from your definitive proxy statement filed April 30, 2013. Please note that we are currently reviewing this disclosure and may have additional comments. If so, we will provide such comments in a subsequent letter.

The Company duly notes the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenues, page 64

2.              You disclose on page 10 that in the fourth quarter of 2012 several companies launched generic formulation of sildenafil citrate. Please provide us revised disclosure to be included in future periodic reports which discusses in quantitative and qualitative terms, the impact that the generic competition had on sales of Adcirca since the patent expired and the impact that the generic competition will have on your results of operations and liquidity in future

M e d i c i n e s   F o r   L i f e ®

periods. In addition, given that the patent for Remodulin expires in 2014 and 2017 and that Sandoz filed an ANDA in February 2012, please provide us revised disclosure to be included in future periodic reports which discusses in quantitative and qualitative terms, the impact that expirations of the patent will have on your results of operations and liquidity in future periods.

Generic Sildenafil Citrate

The introduction of generic sildenafil citrate in the fourth quarter of 2012 has had no measurable impact on the Company’s business to date.  In addition to the disclosure noted by the Staff on page 10, the Company also notes on page 24 of the 10-K that:

…certain Revatio patents expired in 2012, leading several manufacturers to launch generic formulations of sildenafil citrate, which physicians could prescribe for the treatment of PAH. Generic sildenafil citrate’s lower price, relative to Adcirca, could lead to an erosion of Adcirca’s market share and limit its growth potential. Although we believe Adcirca’s once-daily dosing regimen provides a significant competitive advantage over generic sildenafil citrate’s dosing regimen of three times per day, we expect government payers and private insurance companies to favor the use of the less expensive generic sildenafil citrate instead of Adcirca.

In addition, in the risk factor entitled “We rely heavily on sales of Remodulin, Tyvaso and Adcirca to generate revenues and support for our operations” on page 40 of the 10-K, the Company discloses, “For example, during the fourth quarter of 2012, generic sildenafil citrate became commercially available, which could result in a decrease in Adcirca’s market share, or limit its growth potential.”

Respectfully, the Company believes that these disclosures adequately describe qualitatively the impact this generic competition may have on results of operations and liquidity. However, in light of the Staff’s comment, the Company proposes including additional qualitative disclosure, a draft of which is set forth below, in future periodic reports in the “Revenues” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Presently, the Company believes that providing any forward-looking quantitative information regarding the impact of generic sildenafil would be speculative and could be potentially misleading, as the Company has no viable basis at this time to provide such disclosure given that the magnitude of any future impact is dependent on numerous factors and is inherently difficult to predict.  In the future, to the extent management becomes aware of any material quantitative impacts and/or trends, the Company will provide updated disclosure in its periodic reports.

Remodulin

The 10-K contains several disclosures relating to the Sandoz litigation and the Company’s Remodulin patents, and warns investors about the possible impact of generic competition on Remodulin revenues.  The Company refers the Staff to relevant disclosures contained on pages 7,

24, 29, 39, 52, 55, 58-59, 71 and F-49-50.  In particular, the Company discloses the following under “Risks Related to our Business”:

There can be no assurance that we will prevail in our defense of our patent rights. Our existing patents could be invalidated, found unenforceable or found not to cover a generic form of Remodulin. If Sandoz or another ANDA filer were to receive approval to sell a generic version of Remodulin and/or prevail in any patent litigation, Remodulin would become subject to increased competition and our revenue would be adversely affected.

The Company also notes on page 71 under “Future Prospects” within “Management’s Discussion and Analysis of Results of Operations” that “our ability to defend against generic competition, including the ongoing challenge to our Remodulin patents by a generic drug company” will be a factor impacting our ability to achieve our objectives and sustain our growth and profitability.

Respectfully, the Company believes its existing qualitative 10-K disclosures adequately describe the potential impact of the expiration of its Remodulin patents on the Company’s business based on presently known facts and trends.  Nonetheless, in light of the Staff’s comment, the Company proposes to include additional qualitative disclosure, a draft of which is provided below, in its future periodic reports in the “Revenues” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company is concerned, however, that quantitative disclosure about the prospective impact of the expiration of its Remodulin patents would be inherently speculative and could be misleading to investors, given that presently the Company has no viable basis to provide such forward-looking information.   In the future, to the extent management becomes aware of any material quantitative impacts and/or trends, the Company will provide updated disclosure in its periodic reports.

Draft Disclosure

In response to the Staff’s comment, the Company proposes the following draft disclosure to be included in its future periodic reports, in the “Revenues” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” updated as appropriate to reflect then-current circumstances, including any additional qualitative and/or quantitative developments then known to management:

Generic Competition

As noted elsewhere in this [Annual Report on Form 10-K], certain Revatio patents expired in 2012, leading several manufacturers to launch generic formulations of sildenafil citrate, which physicians could prescribe for the treatment of PAH. Generic sildenafil citrate’s lower price relative to Adcirca could lead to an erosion of Adcirca’s market share and limit its growth potential. Although we believe Adcirca’s once-daily dosing regimen provides a significant competitive advantage over generic sildenafil citrate’s dosing regimen of three times per day, we expect government payers and private insurance companies may favor the use of the less expensive generic sildenafil citrate instead of Adcirca.  Thus far we have not detected any measurable impact of generic sildenafil citrate on Adcirca revenues, but this may change over time and our revenues may be adversely impacted.  The patent for Adcirca for the treatment of pulmonary hypertension will expire in 2017.

In addition, we note elsewhere in this [Annual Report on Form 10-K] that we are engaged in litigation with Sandoz, Inc. (Sandoz) regarding its Abbreviated New Drug Applications (ANDAs) seeking FDA approval to market generic versions of Remodulin before the expiration of certain U.S. patents expiring in October 2014, October 2017 and March 2029.  The current status of our litigation with Sandoz is further described in [Item 3.]—Legal Proceedings, included in this [Annual Report on Form 10-K].  There can be no assurance that we will prevail in our defense of our patent rights. Our existing patents could be invalidated, found unenforceable or found not to cover a generic form of Remodulin. If Sandoz or another ANDA filer were to receive approval to sell a generic version of Remodulin and/or prevail in any patent litigation, Remodulin would become subject to increased competition and our revenue could be adversely affected.

Finally, we note that our patents for Tyvaso will expire in the United States and in various countries throughout the European Union in 2018 and 2020, respectively.

Patent expiration and generic competition for any of our commercial products could have a significant, adverse impact on our revenues, the magnitude of which is inherently difficult to predict. For additional discussion, please see the risk factor entitled, “Our intellectual property rights may not effectively deter competitors from developing competing products that, if successful, could materially adversely affect our revenues and profits”, which can be found in [Item 1A]—Risk Factors included in this [Annual Report on Form 10-K].

* * *

In connection with the Company’s response above, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact John Hess, Vice President and Associate General Counsel, at (202) 483-7000, or the undersigned at (301) 608-9292 ext. 1729.

Sincerely,

/S/ JOHN M. FERRARI

John M. Ferrari
Chief Financial Officer and Treasurer United Therapeutics Corporation